Mail Stop 3561

June 2, 2009

Mr. Paul Howarth, CEO
Forterus, Inc.
412 Olive Avenue
Suite 263
Huntington Beach, CA 92648

       Re: **Forterus, Inc.**
               Item 4.01 Form 8-K
               Filed March 30, 2009
               File No. 000-52529

Dear Mr. Howarth:

       We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                  Sincerely,

                  Blaise Rhodes
                  Staff Accountant
                  Office of Beverages, Apparel and
                  Health Care Services